Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Exhibit 99.1
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye -Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278
9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Dealings in securities by Directors and Prescribed Officer
Johannesburg, 30 August 2022: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
NJ Froneman
Position
Executive Director
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of ADRs
Transaction Date
26 August 2022
Number of shares
20 000
Class of Security
ADRs
Market Price
US$10.0254
Total Value
US$200 508.00
Nature of transaction
On market purchase of ADRs
Transaction Date
29 August 2022
Number of shares
50 000
Class of Security
ADRs
Market Price
US$9.6453
Total Value
US$482 265.00
Name
TV Maphai
Position
Independent Non-Executive Director
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of shares
Transaction Date
26 August 2022
Number of shares
30 341
Class of Security
Ordinary shares
Market Price
R41.80
Total Value
R1 268 253.80
Nature of transaction
On market purchase of shares
Transaction Date
26 August 2022
Number of shares
648
Class of Security
Ordinary shares
Market Price
R41.78
Total Value
R27 073.44

Nature of transaction
On market purchase of shares
Transaction Date
26 August 2022
Number of shares
8 000
Class of Security
Ordinary shares
Market Price
R41.65
Total Value
R333 200
Nature of transaction
On market purchase of shares
Transaction Date
26 August 2022
Number of shares
4 000
Class of Security
Ordinary shares
Market Price
R41.30
Total Value
R165 200.00
Nature of transaction
On market purchase of shares
Transaction Date
26 August 2022
Number of shares
4 600
Class of Security
Ordinary shares
Market Price
R41.21
Total Value
R189 566.00
Name
C Carter
Position
Chief Regional Officer Americas
Prescribed Officer
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of ADRs
Transaction Date
25 August 2022
Number of shares
75 000
Class of Security
Ordinary shares
Market Price
US$9.75
Total Value
US$731 250.00
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at www.sibanyestillwater.com
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.
These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-
Stillwater”) future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of
Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-
looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2021 Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly is claims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).
FORWARD LOOKING STATEMENTS